Exhibit 99.3
Enel SpA
as Guarantor
in favour of
UBS Limited

Guarantee of
Liabilities arising from Transactions
governed by the terms of an ISDA Master Agreement

THIS GUARANTEE is made the 1st day of March, 2007 between Enel SpA (the “Guarantor”) and UBS Limited (“UBS”)
WHEREAS
(A)	UBS may enter into derivative transactions with Enel Energy Europe Srl (the “Counterparty”) from time to time which are subject to an agreement in the form of the 1992 ISDA Master Agreement (Multicurrency-Cross Border), in standard printed form, but with (i) EUR as Termination Currency, (ii) Loss as the payment measure on early termination under Section 6(e) and (iii) English law as Governing Law (including, without limitation, an equity total return swap with trade date on or about the date of this Guarantee) (the “Master Agreement”) and the Guarantor has agreed to guarantee all present and future obligations of the Counterparty to UBS under the Master Agreement.

(B)	Each Transaction (as defined in the Master Agreement) entered into under the Master Agreement will be evidenced by a Confirmation (as defined in the Master Agreement), which Confirmation will constitute a supplement to and form part of the Master Agreement.
1. Interpretation
All terms used and not otherwise defined in this Guarantee shall have the meanings given to those terms in the Master Agreement.
2. Guarantee
2.1 For good and sufficient consideration the Guarantor irrevocably and unconditionally guarantees to UBS the due and punctual observance and performance by the Counterparty of its obligations under the Master Agreement and agrees to pay to UBS from time to time on demand any and every sum or sums of money from time to time due and payable (but unpaid) by the Counterparty under or pursuant to the Master Agreement or on account of any breach thereof and agrees as a primary obligation to indemnify UBS from time to time on demand from and against any loss incurred by UBS as a result of any of the obligations of the Counterparty under the Master Agreement being or becoming void, voidable, unenforceable or ineffective for any reason whatsoever, whether or not known to UBS, the amount of such loss being the amount which UBS would otherwise have been entitled to recover from the Counterparty.
2.2 Payment to UBS shall be made in the currency in which such amounts are payable by the Counterparty and in immediately available freely transferable, cleared funds to such account with such bank as UBS may specify, together with interest on such amounts at the rate per annum that would be payable by the Counterparty under Section 2(e) of the Master Agreement in respect of such amount from the date when the amounts became due from the Guarantor until payment in full of such amounts.
2.3 All moneys received, recovered or realised by UBS by virtue of Clause 2 may, in UBS’s discretion, be credited to a suspense or impersonal account and may be held in such account for so long as UBS thinks fit pending the application from time to time (as UBS may think fit) of such moneys in or towards the payment and discharge of any amounts owing by the Guarantor to UBS under this Guarantee.

3. Preservation of Rights
3.1 The obligations of the Guarantor herein contained shall be in addition to and independent of every other security which UBS may at any time hold in respect of any of the Counterparty’s obligations under the Master Agreement.
3.2 Neither the obligations of the Guarantor herein contained nor the rights, powers and remedies conferred in respect of the Guarantor upon UBS by the Master Agreement or by law shall be discharged, impaired or otherwise affected by:
(i)	the winding-up, dissolution, administration or reorganisation of the Counterparty or any change in its status, function, control or ownership;

(ii)	any of the obligations of the Counterparty under the Master Agreement or under any other security relating to the Master Agreement being or becoming illegal, invalid, unenforceable or ineffective in any respect;

(iii)	time or other indulgence being granted or agreed to be granted to the Counterparty in respect of its obligations under the Master Agreement or under any such other security;

(iv)	any amendment to, or any variation, waiver or release of any obligation of the Counterparty under the Master Agreement or under any such other security;

(v)	any failure to take, or fully to take, any security contemplated by the Master Agreement or otherwise agreed to be taken in respect of the Counterparty’s obligations under the Master Agreement;

(vi)	any failure to realise or fully to realise the value of, or any release, discharge, exchange or substitution of, any such security taken in respect of the Counterparty’s obligations under the Master Agreement; or

(vii)	any other act, event or omission which, but for this Clause 3.2, might operate to discharge, impair or otherwise affect any of the obligations of the Guarantor herein contained or any of the rights, powers or remedies conferred upon UBS by the Master Agreement or by law.
3.3 Any settlement or discharge between the Guarantor and UBS shall be conditional upon no security or payment to UBS by the Counterparty or the Guarantor being avoided or reduced by virtue of any provisions or enactments relating to bankruptcy, insolvency, liquidation or similar laws of general application for the time being in force and, if any such security or payment is so avoided or reduced, UBS shall be entitled to recover the value or amount of such security or payment from the Guarantor subsequently as if such discharge had not occurred.
3.4 UBS shall not be obliged before exercising any of the rights, powers or remedies conferred upon it in respect of the Guarantor hereby or by law:
(i)	to make any demand of the Counterparty;

(ii)	to take any action or obtain judgment in any court against the Counterparty;

(iii)	to make or file any claim or proof in a winding-up or dissolution of the Counterparty; or

(iv)	to enforce or seek to enforce any security taken in respect of any of the obligations of the Counterparty under the Master Agreement.
3.5 The Guarantor agrees that, so long as any amounts are or may be owed by the Counterparty under the Master Agreement and the Master Agreement has not been terminated, any rights which the Guarantor may at any time have by reason of performance by it of its obligations hereunder:
(i)	to be indemnified by the Counterparty or to exercise any right of set-off against the Counterparty, or to exercise any other right of contribution or exercise any right of security or any other legal remedies; and/or

(ii)	to claim any contribution from or exercise any right of set-off against any other guarantor of the Counterparty’s obligations under the Master Agreement; and/or

(iii)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of UBS under the Master Agreement or of any other security taken pursuant to, or in connection with, the Master Agreement by UBS shall be exercised by the Guarantor in such manner and upon such terms as UBS may require and the Guarantor further agrees to hold any moneys at any time received by it as a result of the exercise of any such rights for and on behalf of, and to the order of, UBS for application in or towards payment of any sums at any time owed by the Counterparty under the Master Agreement.
4. Representations and Warranties
4.1 The Guarantor represents that:
(i)	it is duly incorporated in Italy and has power to enter into and perform this Guarantee and has taken all necessary corporate action to authorise the execution, delivery and performance of this Guarantee;

(ii)	the execution, delivery and performance of this Guarantee will not contravene any law or regulation to which the Guarantor is subject or any provision of the Guarantor’s memorandum and articles of association and all governmental or other consents requisite for such execution, delivery and performance are in full force and effect;

(iii)	no obligation of the Guarantor is secured by, and the execution, delivery and performance of this Guarantee will not result in the existence of or oblige the Guarantor to create, any mortgage, charge, pledge, lien or other encumbrance over any present or future revenues or assets of the Guarantor;

(iv)	the execution, delivery and performance of this Guarantee will not cause the Guarantor to be in breach of or default under any agreement binding on it or any of its assets and no material litigation or administrative proceeding before, by or of any court or governmental authority is pending or (so far as the Guarantor knows) threatened against it or any of its assets.

(v)	this Guarantee constitutes the legal, valid and binding obligations of the Guarantor enforceable against the Guarantor in accordance with its terms.
4.2 The above representations and warranties shall remain true and correct at all times until such time as there are no amounts owed or which may be owed by the Counterparty under the Master Agreement and the Master Agreement has been determined.
5. Currency of Account
Moneys received or recovered by UBS from the Guarantor in a currency other than that in which the said sums are due and payable under or pursuant to the Master Agreement or under Clause 2(ii) shall be converted into the latter currency at the rate at which UBS would have sold the latter currency for the former at the opening of business on the latest day before UBS’s receipt or recovery on which UBS quoted generally a rate of exchange for such a sale. The Guarantor shall indemnify UBS against losses (including losses flowing from fluctuations in rates of exchange) arising as a result of payment in a currency other than that in which the said sums are due and payable whether under the Master Agreement or this Guarantee or as a result of any order, proof or claim being expressed or payable in a different currency.
6. Continuing Security
The obligations of the Guarantor herein contained shall constitute and be continuing obligations notwithstanding any settlement of account or other matter or thing whatsoever, and in particular but without limitation, shall not be considered satisfied by any intermediate payment or satisfaction of all or any of the obligations of the Counterparty under the Master Agreement and shall continue in full force and effect until final payment in full of all amounts owing by the Counterparty thereunder and total satisfaction of all the Counterparty’s actual and contingent obligations thereunder.
7. Set-Off
The Guarantor authorises UBS to apply any credit owing by UBS to the Guarantor in satisfaction of any sum due and payable from the Guarantor to UBS hereunder but unpaid; for this purpose, UBS is authorised to purchase with the moneys so owing by UBS such other currencies as maybe necessary to effect such application. UBS shall not be obliged to exercise any right given to it by this Clause 7.
8. Expenses
The Guarantor agrees to pay on demand all out-of-pocket expenses (including the reasonable fees and expenses of UBS’s counsel) in any way relating to the enforcement or protection of the rights of UBS hereunder.

9. Taxes
All payments by the Guarantor hereunder will be made without withholding or deduction for or on account of any present or future taxes or duties of whatsoever nature imposed or levied by or on behalf of any Relevant Jurisdiction and or any government agency, authority or political subdivision therein or thereof having power to tax, unless the withholding or deduction of such taxes or duties is required by law or by the interpretation, application or administration thereof. In any such event, however, the Guarantor shall pay such additional amounts as may be necessary in order that the net amount received by UBS after such withholding or deduction shall equal the full amounts of monies which would have been received by UBS in the absence of such withholding or deduction. The Guarantor will pay all stamp duties and other documentary taxes payable in connection with this Guarantee and will keep UBS indemnified against failure to pay the same.
10. Waiver of Notice
The Guarantor waives notice of the acceptance of this Guarantee and of the making of any loans or extensions of credit to the Counterparty, presentment to or demand of payment from anyone whomsoever liable upon any amounts outstanding under the Master Agreement, presentment, demand, notice of dishonour, protest, notice of any sale of security and all other notices whatsoever, including, without limitation notice that UBS and the Counterparty have entered into any Transaction.
11. Benefit and Assignment
This Guarantee shall enure to the benefit of UBS, its successors and assigns. The Guarantor may not assign its rights, interest or obligations hereunder to any other person without the prior written consent of UBS.
12. Certificate
A certificate of UBS as to any amount owing from the Counterparty under the Master Agreement shall be conclusive evidence of such amount as against the Guarantor in the absence of manifest error.
13. Waiver of Immunities
The Guarantor irrevocably waives, to the fullest extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit; (ii) jurisdiction of any court; (iii) relief by way of injunction, order for specific performance or for recovery of property; (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any proceedings relating to this Guarantee and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any such immunity in any such proceedings.
14. Governing Law and Jurisdiction
This Guarantee is governed by, and shall be construed in accordance with, the laws of England. The Guarantor hereby irrevocably agrees for the benefit of UBS that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Guarantee and that accordingly any suit, action or proceedings (together referred to as “Proceedings”) arising out of or in connection with this Guarantee may be brought in such courts. Nothing contained in this clause shall limit any right to take Proceedings against the Guarantor in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not.
15. Notices
All notices or other communications to any party hereunder shall be duly made when delivered if on a working day or, if not, on the next working day (if by letter) or when received (if by fax) to the party to which the same is being given at, in respect of each party, the following addresses:
To the Guarantor:
Enel SpA
Address:
Fax No:
Attention:
To UBS:
UBS Limited
1 Finsbury Avenue
London, EC2M 2PP
Fax No:                      + 44 20 7567 4406
Attention:                      Documentation Unit
With a copy to Traded Products Legal — Fax No. +44 20 7568 9247 or such other address as either party may hereafter specify to the other in writing.
16. Severability
If any provision of this Guarantee is prohibited or unenforceable in any jurisdiction, such prohibition or unenforceability shall not invalidate the remaining provisions hereof or affect the validity or enforceability of such provisions in any other jurisdiction.
17. Counterparts
This Guarantee may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.
IN WITNESS WHEREOF this Guarantee has been duly executed the day and year first above written.
Enel SpA, which is executing this Guarantee as a deed

By:	/s/ Claudio Machetti	By:	/s/

Name:	Claudio Machetti	Name:
Title:	Finance Director	Title: